Exhibit 99.1

UTSTARCOM ANNOUNCES STRATEGIC INITIATIVES

-  Company to Focus on Services and Divest IPTV Business -

- Former Board Member Mr. William Wong to Become Chief Executive Officer -

- Company Expects Second Quarter Results to be in Line with Internal Expectations -

BEIJING, July 27, 2012 – UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), today announced strategic initiatives that together advance its efforts to transition into higher growth, more profitable areas and enhance the value of the business.

Specifically, these strategic initiatives include:

•                  The acceleration of the growth of the Company’s media operational support services business.

•                  The divestiture of the Company’s IPTV equipment business which will become a privately-held, standalone company.

•                  The appointment of former Board member and technology industry veteran Mr. William Wong as Chief Operating Officer, effective immediately.  Mr. Wong will transition into the Chief Executive Officer role at UTStarcom upon close of the divestiture transaction.

•                  Mr. Jack Lu will leave UTStarcom to lead the IPTV equipment business once the divestiture transaction closes.

These initiatives stem from decisions made by a Strategy Committee of the Company’s Board of Directors.  The Strategy Committee, led by independent Directors, was convened in the first quarter of 2012 to identify opportunities to accelerate revenue growth, bolster profit margins, improve operational cash flow, and increase shareholder value.  After evaluating several potential strategic options, the Strategy Committee determined the best way to achieve these goals is to concentrate capital and resources on building out value-added services, divest non-profitable parts of the business, and move into high-growth areas, such as media operational support services.

As part of this strategy, the Company will divest its IPTV equipment business, which will become a privately-held standalone company. Once the divestiture transaction closes, Mr. Jack Lu will lead the new IPTV equipment business, thus leaving his position as UTStarcom’s Chief Executive Officer. The divestiture is a means of effectively redeploying capital to support higher return opportunities, particularly in the value-added services area. It accelerates UTStarcom’s ongoing transition into a higher growth business and will have an immediately positive effect on the Company’s margin structure and profitability profile.  The IPTV business currently accounts for approximately one-third of revenue and is expected to negatively contribute to the overall Company results. This strategic initiative will significantly reduce UTStarcom’s expenses by US$17 million per year.

“A result of an extensive review of potential options, this transaction offers the best solution for the Company to exit a non-strategic business segment and leaves UTStarcom with a dynamic core business well-positioned for future transformational initiatives,” said Mr. Xiaoping Li, Lead Independent Director and Chair of the Strategy Committee.  “Importantly, the divestiture preserves the parts of the revenue base that have higher profitability and stable growth prospects. It also provides excellent continuity for IPTV customers, who can expect the same level of service and commitment from the new company. Lastly, it helps provide clarity for business partners, employees, and shareholders on UTStarcom’s priorities and strategic direction.”

Mr. Wong joins the Company today as Chief Operating Officer and will lead the efforts to separate the businesses.  He will assume the role of Chief Executive Officer upon close of the transaction.  Mr. Wong brings over 25 years of technology industry experience spanning consumer technology, telecommunications infrastructure and semiconductors and has served in many executive positions, including as Chief Executive Officer of Borqs International, which produces software platforms for mobile operators and chip manufacturers. From September 2010 until December 2011 Mr. Wong served as director on UTStarcom’s Board. Most recently, he helped lead Yellowstone Capital, a strategy and financial advisory firm supporting technology companies in China. Mr. Wong earned a bachelor degree in electrical engineering from Northwestern University and master degrees in electrical engineering and business administration from the University of California, Berkeley.

“We are delighted that Mr. William Wong has agreed to lead UTStarcom,” continued Mr. Li.  “William’s professional expertise in the technology sector and his deep familiarity with our business and our objectives make him the ideal candidate to help transform the business.  He has shown a longstanding and tireless commitment to UTStarcom through his tenure as a Board member and special advisor to the Company and we believe he will bring UTStarcom to new levels of success.”

“Also, on behalf of the Board I would like to thank Mr. Jack Lu for his exceptional stewardship of the Company for the past two and a half years during which he turned around the Company after six years of losses.  After the divestiture, Mr. Lu will lead the new IPTV business. Based on his proven outstanding performance, we believe that he is the best candidate to lead the new business, bringing his passion, ability and vision to make the business an industry leader. We wish him every success and will give the new company the best necessary support in further developing the IPTV business as a market leading technology provider.”

“I would like to thank the Board, the management team and employees for their confidence and support since I joined UTStarcom,” Mr. Jack Lu said. “With our leading technology, solid foundation in the IPTV market and strength in resources, we will continue to improve our support and services to our customers. We will continue to abide by our mission statement of ‘we succeed as our customers succeed,’ and actively drive IPTV technology development and the new company’s sustainable growth.”

Terms of the Transaction

UTStarcom will divest the IPTV business, transferring all assets, liabilities and managerial duties to a new ownership team headed by Mr. Jack Lu.  UTStarcom will purchase a US$20 million convertible bond that will be convertible into 33% of the new IPTV business’s common stock in five years. The transaction immediately strengthens UTStarcom’s balance sheet, removing aggregated liabilities such as customer advances and accrued service costs that are currently associated with the IPTV business.

The new standalone IPTV business will have access to a greater range of options to adapt to competitive conditions. At the same time, it will enter into a brand licensing arrangement with UTStarcom to ensure business continuity for customers and business partners. The transaction is expected to close by the end of August.

As a result of the transaction, the Company will begin reporting results from the IPTV division as discontinued operations in the third quarter of 2012 and for all comparable periods.

Preliminary Summary of Second Quarter Results and Business Outlook

The Company noted that based on current information, it expects second quarter results to be in line with initial internal expectations and to reflect strong sequential improvement versus the first quarter of 2012. Also, this strategic initiative is expected to immediately improve UTStarcom’s profitability by removing a business with rates of return that are lower than those generated by the rest of the Company.

UTStarcom will release its second quarter earnings in August 2012.  At that time, the Company will also provide an update on the outlook for the remainder of the year.

Mr. William Wong, Chief Operating Officer, concluded, “I am excited about the opportunity to work with UTStarcom’s talented managers, engineers and service professionals to reposition the Company around services that better align us with our customers’ needs and make us a more valuable partner.  In addition,

I am looking forward to building on the initial steps being taken today to truly transform our business.  I will work to collaborate closely with the Board and management team to stay true to a set of core priorities, create the most effective long-term plan to grow the business, and deliver enhanced shareholder value.”

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. With a new management team in 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services through its Video Service Cloud (VSC) platform. UTStarcom has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Safe Harbor Statement

This release includes forward-looking statements, including statements regarding the Company’s transition into a higher growth business, expectations regarding the divestiture on the Company’s profitability and expenses, and expectations regarding the Company’s performance in the second quarter of 2012 based on internal projections.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These include risks and uncertainties regarding the Company’s ability to deliver and capitalize on the opportunities of the higher growth business, to realize anticipated benefits of the divestiture, to execute on its business plan and to manage regulatory matters as well as risk factors identified in its latest Annual Report on Form 20-F and Current Reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

Contacts:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

Jouyang@utstar.com

FTI Consulting, Inc.

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com